OmniValley, Inc.
Balance Sheets
(Unaudited)

	December 31, 2019	December 31, 2018
ASSETS		
Cash	$ 1,469	$ 2,148
Total current assets	1,469	2,148
Total assets	$ 1,469	$ 2,148
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts Payable	$ 107	$ 44
Total current liabilities	107	44
Commitments and contingencies	-	-
Common stock, par value $0.00001; 10,000,000 shares authorized, 7,180,417 issued and outstanding		
Issuance of Common Stock	380	138
Paid-in-capital	10,968	3,210
Accumulated deficit	(9,986)	(1,244)
Total shareholders' equity	1,362	2,104
Total liabilities and shareholders' equity	$ 1,469	$ 2,148